05039460

RECD S.E.C.
FEB 28 2005
603

SECU[illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBSI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 S. Tech Lane
(No. and Street)

Meridian (City) ID (State) 83642-8118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric T. Gordon (208) 955-9807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 West Main St., Suite 805 (Address) Boise (City) ID (State) 83702-5858 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3-23-2005

OATH OR AFFIRMATION

I, Eric T. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBSI Securities Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

SHANNON SMITH NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBSI Securities Corporation

FINANCIAL REPORT

December 31, 2004

TABLE OF CONTENTS

INTERNAL CONTROL REPORT

Board of Directors
DBSI Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of DBSI Securities Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 11, 2005

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
DBSI Securities Corporation

We have audited the accompanying statement of financial condition of DBSI Securities Corporation as of December 31, 2004, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DBSI Securities Corporation at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
February 11, 2004

877 West Main St., Ste. 805 ▯ Boise, Idaho 83702-5858 ▯ Phone 208.344.7150 ▯ Fax 208.344.7435 ▯ EOE

DBSI Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
CURRENT ASSETS	
Cash	$ 40,853
TOTAL CURRENT ASSETS	40,853
TOTAL ASSETS	$ 40,853
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	$ 21,507
TOTAL CURRENT LIABILITIES	21,507
STOCKHOLDERS' EQUITY	
Common Stock, $1.00 par value, 5,000 shares authorized and 90 shares issued	90
Additional Paid in Capital	263,663
Treasury Stock	(46,300)
Retained Earnings	(198,107)
TOTAL STOCKHOLDERS' EQUITY	19,346
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 40,853

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF INCOME
Year Ended December 31, 2004

REVENUES	
Commissions	$ 485,272
TOTAL REVENUE	485,272
EXPENSES	
Overhead	2,450
Administrative	569,724
Salaries & Wages	149,272
Licenses & Dues	4,070
TOTAL EXPENSES	725,516
NET INCOME (LOSS)	$ (240,244)

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total
Balance Dec. 31, 2003	$ 3,198	$ 10,555	$ 42,137	$ (46,300)	$ 9,590
Reclassification	(3,108)	3,108			
Contribution		250,000			250,000
Net Income (Loss)			(240,244)		(240,244)
Balance Dec. 31, 2004	$ 90	$ 263,663	$(198,107)	$ (46,300)	$ 19,346

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (240,244)
Adjustments to reconcile net loss to net cash	
Used by operating activities	
Changes in assets and liabilities	
Accounts Payable	21,487
NET CASH USED FROM OPERATING ACTIVITIES	(218,757)
CASH FLOWS FROM INVESTING ACTIVITIES	
Contributions	250,000
NET CASH PROVIDED FROM INVESTING ACTIVITIES	250,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	31,243
CASH AND CASH EQUIVALENTS AT 12-31-03	9,610
CASH AND CASH EQUIVALENTS AT 12-31-04	$ 40,853

See Accompanying Notes to Financial Statements.

Note A Nature of Organization and Operations

The Corporation was designed for the marketing of the securities of affiliated companies.

Income Recognition

The Focus reports, books, and records of DBSI Securities Corporation are maintained on the accrual basis (for financial reporting according to generally accepted accounting principles).

Income Tax Status

DBSI Securities Corporation, with the consent of its stockholders, has elected to have its income for the year ended December 31, 2004 taxed under section 1372 of the Internal Revenue code and a similar section of the state income tax law, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate shares of the company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B Statement of Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2004, DBSI Securities Corporation did not have any subordinated liabilities, therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

Note C Procedures Followed for Safeguarding Securities

Due to the nature of the practice of DBSI Securities Corporation, the corporation does not hold funds or securities of customers. Since DBSI Securities Corporation does not receive funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15C3-3.

Note D Treasury Stock

Treasury Stock is shown at cost and at December 31, 2004 consists of 2,910 shares of common stock.

Note E Related Party Transactions

DBSI Realty Corporation, a commonly held company, provides office space and record keeping to DBSI Securities. All income comes from related parties.

Note F Net Capital Requirements

Pursuant to the net capital requirements of Rule 15C3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the company had a net capital of $19,346 and net capital requirements of $5,000. The Corporation does not have any custodian accounts or investor funds held.

SUPPLEMENTARY INFORMATION

DBSI Securities Corporation
COMPUTATION OF NET CAPIAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net capital	
Total stockholder's equity	$ 19,346
Aggregate indebtedness	
Other accounts payable	$ 21,507
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 14,346
Excess net capital at 1000%	$ 17,195
Ratio: Aggregate indebtedness to net capital	1.11 to 1

Reconciliation with company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 38,166
Audit adjustments to record additional accounts payables	(18,820)
Net capital per above	$ 19,346